Mail Stop 4561

April 2, 2009

Lainie Goldstein
Chief Financial Officer
Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012

>   **Re: Take-Two Interactive Software, Inc.**
>   **Form 10-K for the Fiscal Year Ended October 31, 2008**
>   **Filed on December 19, 2008**
>   **Form 10-Q for the Quarterly Period Ended January 31, 2009**
>   **File No. 001-34003**

Dear Ms. Goldstein:

        We have reviewed your response letters dated March 3, 2009 and March 13, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 27, 2009.

Form 10-K for the Fiscal Year Ended October 31, 2008

Item 1A. Risk Factors

"We rely on a primary distribution service provider…," page 12

1.   We note your response to prior comment 2. Based upon the current disclosure in your Form 10-K and the assertions contained in your response, it remains unclear to us how you have concluded that the company is not substantially dependent on its distribution services agreement with Ditan such that the agreement is not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In particular, we again refer to the risk factor disclosure that states that failure of Ditan to perform as expected could "materially harm" your results of operations. You assert in your response that the risk to the company of reliance on a primary

distribution provider is not specific to Ditan, but would exist regardless of the identity of the provider. The fact that the risk is not unique to Ditan, however, does not necessarily mean that the company is not substantially dependent on its agreement with Ditan. Please provide further supplemental support for your conclusion that the distribution services agreement is not required to be filed. To assist us in evaluating the significance of this agreement to the company, please also provide us with a supplemental copy of the agreement with Ditan.

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A, filed on March 2, 2009)

Executive Compensation, page 36

2.   We note the assertion in your response to prior comment 18 that you believe you are unable to allocate the aggregate compensation paid by the company to ZelnickMedia among the executive officers provided to the company by ZelnickMedia because you are not aware of any such allocation and you do not have the right to require ZelnickMedia to disclose whether or not such an allocation exists. Please consider adding disclosure to this effect to your executive compensation discussion in future filings, in order to explain to your readers why you have not quantified the indirect compensation awarded to certain of your executive officers pursuant to your arrangement with ZelnickMedia.

Item 13. Certain Relationships and Related Transactions and Director Independence (incorporated from Definitive Proxy Statement on Schedule 14A, filed on March 2, 2009)

Certain Relationships and Related Transactions, page 52

3.   We note that in response to prior comment 12, you have added this section to your filing and disclosed as a related-party transaction your Management Agreement with ZelnickMedia. You have not, however, disclosed in this section the approximate dollar amount involved in the company's arrangement with ZelnickMedia, nor does the description of the Management Agreement that is cross-referenced in this section disclose clearly and in a single place the aggregate dollar amount of the compensation payable by the company to ZelnickMedia under the agreement, including the value of the equity-based compensation awarded to ZelnickMedia. In light of the foregoing, please tell us how you believe you have complied with the requirement set forth in Item 404(a)(3) of Regulation S-K with respect to the company's arrangement with ZelnickMedia.

4.   You indicate that your Audit Committee conducts "an appropriate review" of all proposed related-party transactions. We note that this language is taken verbatim from your Audit Committee's Charter, but it is not clear from your disclosure the factors that are considered in analyzing a proposed related-party transaction.

Please expand this disclosure in future filings to identify clearly, to the extent known, the standards to be applied in determining whether or not to approve or ratify a proposed related-party transaction, as called for by Item 404(b)(1) of Regulation S-K.

Item 15. Exhibits, Financial Statements and Schedules, page 55

5. We are continuing to consider your response to prior comment 6 and may have further comments on the matters addressed.

Form 10-Q for the Quarterly Period Ended January 31, 2009

General

6. We are in receipt of your confidential treatment request for portions of a material agreement filed as an exhibit to your Form 10-Q for the quarterly period ended January 31, 2009. We will transmit any comments we may have on this request under separate cover.

Note 9. Legal and Other Proceedings, page 9

7. We have reviewed response to prior comment 10 as it relates to pending litigation matters and note in your proposed disclosure that was included in your Form 10-Q for the quarterly period ended January 31, 2009 your statement that while there is a possibility that a loss may be incurred in excess of amounts accrued in your financial statements, you believe that such losses would not be material. We caution you that a statement that the contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is a least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material. In that case, you must either (a) disclose the estimated additional loss, or range of loss that is reasonably possible or (b) state that such an estimate cannot be made. Refer to Question 2 of SAB Topic 5Y.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or if further assistance is required, to Barbara Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief